TripAdvisor, Inc.

141 Needham Street

Newton, MA 02464

July 1, 2014

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Barbara C. Jacobs, Assistant Director

RE:	TripAdvisor, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 11, 2014
File No. 001-35362

Dear Ms. Jacobs:

TripAdvisor, Inc. (the “Company”) hereby advises the staff (the “Staff”) of the U.S Securities and Exchange Commission (the “Commission”) that the Company has received the Staff’s letter dated June 25, 2014, regarding the Commission’s review of the disclosure in Part III of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, incorporated by reference to the Company’s definitive proxy statement filed April 30, 2014 (the “Comment Letter”). The Comment Letter requests that the Company respond within ten (10) business days from the date thereof or to inform the Staff of when the Company would provide a response. The Company respectfully requests an extension until July 24, 2014 to respond to the Comment Letter. The Company is committed to responding to the Comment Letter promptly and intends to provide a response to the Staff no later than July 24, 2014.

Should you have any questions regarding the request made herein, please do not hesitate to contact me at (617) 938-7832. Thank you very much for your courtesy and cooperation in this matter.

Sincerely,

/s/ Michael J. Minahan
Michael J. Minahan
Goodwin Procter LLP

Cc:	Julie M.B. Bradley, TripAdvisor, Inc.